July 19, 2021

Attn: Dillon Hagius

United States Securities and Exchange Commission

Division of Corporation Finance Office of Life Sciences

Washington, DC 20549

Re:	Bioxytran, Inc. Inc. Registration Statement on Form S-1 Filed June 24, 2021 File No. 333-257339

Ladies and Gentlemen:

Bioxytran, Inc. (the “Company”) provides the following response (the “Response Letter”) to the comments contained in the letter (the “Comment Letter”) of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated July 1, 2021, relating to the above-referenced filing.

In response to the following enumerated comments in the Comment Letter, we have amended our registration statement, and we respectfully submit the following responses:

Registration Statement on Form S-1 Filed June 24, 2021

Cover Page

1.

On the Selling Stockholders Resale Prospectus cover page, please disclose on your cover page the fixed price at which the selling stockholders will offer and sell shares until the company's shares are listed on a national securities exchange or quoted on the OTC Bulletin Board, OTCQX or OTCQB, at which time they may be sold at prevailing market prices or in privately negotiated transactions. Refer to Item 501(b)(3) of Regulation S-K.

Response:

We have updated the Selling Stockholders Resale Prospectus cover page to disclose that the Selling Stockholders will offer their shares at a fixed price of $.13 per share until such time as the Company’s stock is quoted on the OTCQB or OTCQX and that after such time the Selling Stockholders may sell their shares at prevailing market prices or in privately negotiated transactions.

Risk Factors

Risks Relating to this Offering and Ownership of Our Common Stock, Page 18

2.	In each prospectus in your filing, please disclose that quotation of your stock on the Pink

Dillon Hagius
Securities and Exchange Commission

July 19, 2021

Page | 2

Sheets was suspended in April 2020 and has not resumed full quotation. Also disclose if there are any additional steps that would need to be taken by the company or others prior to full quotation being restored.

Response:

We have updated each prospectus to further discuss the suspension and current lack of full quotation, as well as the steps we will need to take to have full quotation of our stock restored.

Use of Proceeds, page 25

3.

Please revise your Use of Proceeds section on page 25 to disclose a description of how you intend to use the proceeds received from the shares of common stock offered by the company and how you intend to raise additional funds if the proceeds from this offering are insufficient to cover the intended uses. Specifically, your discussion should show the amount of proceeds to be allocated for BXT-25 for the treatment of hypoxic conditions in the brain, and ProLectin-Rx for the treatment of Covid-19, assuming different amounts of proceeds raised and the number of shares sold, for example 100%, 75%, 50% and 25% of the shares offered for sale in this offering. This discussion should also include an estimate of how far you expect these proceeds will allow you to reach in the development process for each of the two products candidates.

Response:

We have updated the Use of Proceeds section (in the public offering prospectus to discuss future capital needs and raises, the amounts of proceeds to be allocated to BXT-25 and ProLectin-Rx assuming different amounts of proceeds raised in the offering, as well as an estimate in how far these proceeds will take us in the development process for our two product candidates.

If you have any further questions, please do not hesitate to contact the undersigned.

Sincerely,

BIOXYTRAN, INC.

/s/ David Platt David Platt, PhD Chief Executive Officer